

GREAT QUEST
METALS LTD.

82-3116


06013708

May 15, 2006



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 15, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 15, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Initial Results of 2006 Kenieba Drill Program

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the first results of assays on core from the Company's ongoing drill program on the Djambaye 2 gold zone within the Kenieba gold concession, western Mali, West Africa. Below are the initial results of the drill intersections of the first 3 holes from the 2006 drill program:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 15-06	64.30 - 66.80	2.50	5.79
Including	65.15 - 66.15	1.00	10.70
KN 15-06	92.90 - 96.70	3.80	1.19
KN 16-06	99.10 - 137.50	38.40	1.00
Including	99.10 - 107.70	8.60	2.44
Including	106.70 - 107.70	1.00	16.64
Including	133.20 - 137.50	4.30	3.29
KN 17-06	41.30 - 44.10	2.80	5.52
KN 17-06	60.85 - 61.85	1.00	1.21

In 2005, Great Quest drilled 12 holes over a length of 414 metres with significant results in 11 of 12 holes, as announced during the drill program. The most northerly hole was KN 12-05. The first hole of the 2006 drill program, KN 15-06, was spotted 35 m east of KN 12-05 and drilled 270° at -50° under KN 12-05. KN 16-06 was spotted 120° south of KN 15-06 and 35 m southeast of KN 08-05, and it was drilled 315° at -50° under KN 08-05 and KN 11-05. KN 17-06 was spotted 100 m south of KN 16-06 and drilled 270° at -50°.

There are two zones in all three 2006 holes. The upper zone consists of gold mineralization in quartz veins associated with a rhyodacite dyke and the second, with a diorite dyke. As the drilling has progressed south it has shown that the two separate zones coalesce. So far 15 holes have been drilled into the Djambaye 2 gold zone in 2006, and 13 have intersected the zone as defined by the rhyodacite and diorite dykes.

Although the mineralization is in two separate zones, it is interesting to estimate the gold over the length that includes the two dykes and the interval between. Hole KN 15-06 had 0.60 g/t gold over 32.4 m from 64.3 to 96.7m; KN 16-06, as shown above, had 1.00 g/t gold over 38.40 m; and KN 17-06, 0.84 g/t gold over 20.55 m from 41.3 to 61.85 m. This translates into approximate true widths of 28.04, 25.157 and 17.79 m respectively.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President